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                             August 17, 2021

       Bala Venkataraman
       Chief Executive Officer
       Amplitude Healthcare Acquisition Corporation
       1177 Avenue of the Americas, Fl 40
       New York, NY 10036

                                                        Re: Amplitude
Healthcare Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed August 9,
2021
                                                            File No. 333-256875

       Dear Mr. Venkataraman:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus
       Jasper, page 22

   1. From your disclosure on pages 197 and 199, it appears that your clinical trial for JSP191 for the treatment of
MDS/AML is an ongoing Phase 1 trial that is currently enrolling a
                                                        Phase 1b dose expansion
and your clinical trial for JSP191 for the treatment of SCID is an ongoing Phase 1/2 trial
that will complete enrollment by the end of 2022. Given that disclosure, it appears
that you should revise the pipeline table here and on page 189 to shorten the
corresponding boxes to no longer than the middle of Phase 1, rather than the end of Phase 1, for the
MDS/AML trial and the beginning of Phase 2, rather than the end of Phase 2, for the
SCID trial. Please also review the current status of your product candidates that are
shown in the pipeline table to have completed the preclinical phase and revise the pipeline
table as appropriate. We also note that your milestone column indicates
 Bala Venkataraman
Amplitude Healthcare Acquisition Corporation
August 17, 2021
Page 2
      that the next milestone for JSP191 for the treatment of MDS/AML is completion of study enrollment of a Phase 1/2 trial. Please revise or advise.
       You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Christopher Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,
FirstName LastNameBala Venkataraman
                                                     Division of Corporation
Finance
Comapany NameAmplitude Healthcare Acquisition Corporation
                                                     Office of Life Sciences
August 17, 2021 Page 2
cc:       Christopher D. Barnstable-Brown, Esq.
FirstName LastName